UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the date of 11 September 2008

Commission File Number 001-32349

SIGNET JEWELERS LIMITED

(Translation of registrant’s name into English)

Clarendon House,

2 Church Street,

Hamilton, HM 11,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On 11 September 2008, Signet Jewelers Limited, a company organized under the laws of Bermuda (“Signet Jewelers”) became the holding company of Signet Group plc, a company organized under the laws of England and Wales (“Signet”) pursuant to a scheme of arrangement (the “Scheme”) under Part 26 of the Companies Act 2006 of England and Wales. The Scheme was approved by the shareholders of Signet and sanctioned by the High Court of Justice in England and Wales.

Pursuant to the Scheme, the existing ordinary shares in Signet were cancelled, Signet issued new ordinary shares to Signet Jewelers, thus becoming a wholly owned subsidiary of Signet Jewelers, and Signet Jewelers issued to Signet’s former shareholders one new common share of $0.009 each in exchange for each cancelled ordinary share of $0.009 each. Immediately upon the Scheme becoming effective, Signet Jewelers implemented a share capital consolidation (also known as a reverse stock split) on a one-for-twenty basis, in respect of the Signet Jewelers common shares issued under the Scheme (the “Share Capital Consolidation”). The combined effect of the Scheme and the Share Capital Consolidation is that holders of Signet ordinary shares (including Deutsche Bank Trust Company Americas, as depositary of the Signet American Depositary Shares (the “Signet ADSs”)) received one Signet Jewelers common share of $0.18 each for every twenty Signet ordinary shares held at 5:00 p.m. (London time) on 10 September 2008. Holders of Signet ADSs receive one Signet Jewelers common share for every two Signet ADSs.

The ordinary shares of Signet and the Signet ADSs were registered with the Securities and Exchange Commission (the “SEC”) pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). Upon effectiveness of the Scheme, the Signet Jewelers common shares are deemed registered under Section 12(b) of the Exchange Act as a successor issuer to Signet pursuant to Rule 12g-3(a) of the Exchange Act. The Signet Jewelers common shares have been approved for listing on the New York Stock Exchange (the “NYSE”) and trade under the ticker symbol “SIG,” the same ticker symbol that had been previously used by Signet for the Signet ADSs prior to their delisting from the NYSE in connection with the implementation of the Scheme. This Form 6-K is being submitted by Signet Jewelers as the initial report of Signet Jewelers to the SEC and as notice that Signet Jewelers is the successor issuer to Signet under Rule 12g-3 under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED
(Registrant)

Date: 11 September 2008	By:	/s/ WALKER BOYD
	Name:	Walker Boyd
	Title:	Group Finance Director